

THE "FIVE STEPS TO IMPROVEMENT" FOR MEDALLION FINANCIAL CORP.

Whitepaper updated: 05/03/2024

This analysis reflects what ZimCal Asset Management LLC and its affiliates (collectively "ZimCal") believe is the best path forward to creating long-term value for Medallion Financial Corp. ("MFIN" or the "Company"). This is a working paper, and we will generate updated drafts of the "5 Steps to Improvement" as we continue to receive updated financial data from MFIN and its peers, and excellent feedback from existing stockholders. This will also be distilled into a PowerPoint presentation. Due to ZimCal's credit background and extensive experience investing in over 100 banks, fundamental analysis drives our approach, and we believe that operational improvements and credit risk management are the most important issues for the Company to focus on. Attempting to draw a bridge from existing equity valuations to future valuations is a guessing game and virtually impossible with the current economic uncertainty. Rather, we believe that if the Company can make incremental (but cumulatively material) improvements and identify and mitigate future risks, we know that its valuation and multiples will improve in the long run. Being a good consumer lender is not complicated but neither is it easy. There are a few key things we believe every lender, and investors in lenders, should accept:

a) Feedback is slow. Loans originated now may take years to show credit issues.
b) Competition is fierce in consumer lending and barriers-to-entry are low.
c) In competitive collateral types, interest rates charged and loan terms for desirable borrowers are set by the market, not the individual lender, regardless of what a lender thinks about its "uniqueness". Any lender-friendly rates and terms are usually only available for riskier, lower FICO borrowers and/or weaker (illiquid, volatile, specialized) collateral.
d) Bank lenders have little control over their cost of interest-bearing deposits, particularly if they rely on brokered deposits which are at market rates. However brokered deposits give excellent control over liquidity and asset-liability management.
e) As a result of b) through d), in the long-term, lenders have little control over the "spread" between their yields on earning assets and the costs to fund those earning assets, which is what drives most of their profits.
f) Technology is transforming consumer lending in ways that we believe will only accelerate, and new well-capitalized entrants will deploy technology to compete more fiercely, and perhaps irrationally, as they seek market share.
g) Lenders **DO** have substantial control over four key things:
    a. Their credibility with investors.
    b. Their charge-off rates and delinquencies.
    c. Their servicing and collection efficiency.
    d. Their operating expenses (primarily personnel).

This is what our "Five Steps to Improvement" mostly focuses on; what can be controlled by the Company and how to excel in those areas to increase the odds of success in any future scenario. It is not enough for the Company in its public filings to disclose potential risks so it can "check the box"; it is far more important to put a plan in place to mitigate the impact of those risks. Analogous to building a house, discovering it is in an earthquake-prone zone, but then doing nothing to make it less likely to be damaged if an earthquake strikes. Recognizing the risk is step 1, adapting to the risk is step 2. ZimCal does not claim to know where "market" multiples will eventually settle and sees limited value in generating a discounted cash flow model that relies mostly on guesswork. We do not know what the future impact of a fundamentally different interest rate and economic environment will mean to consumers and consumer lending. We do not pretend to have all the answers. But ZimCal and our nominees know how to execute, how to use the data, how to "block and tackle" and how to hold management accountable. Our Board nominees are very experienced and will focus on making Medallion Financial Corp. best-in-class, which will increase the probability of long-term gains for all stakeholders. There is the danger of trying to fix everything, so we have focused on the most impactful and easily fixable, outlined through the following five basic steps.

Please visit www.restoretheshine.com for more information on our campaign and how to vote for our candidates.

Step 1 – Enhance the Board.

Add new Directors with relevant experience that overlaps with the Company's core strategy, and that will answer to shareholders and hold management accountable.

ZimCal's proxy fight is for Board seats because that is the only way that change can start. The Board is the foundation for effective management and creating a sustainable strategy that will maximize returns to stockholders. ZimCal takes that fiduciary responsibility very seriously. The Board serves its stockholders and every decision needs to be viewed through that lens.

1. **The Board needs fresh ideas and directors that are unafraid to challenge the status quo.**
   Our nominees have over 40 combined years of experience in financial services and are approximately 30 years younger than the average age of the current Board (75 years) and 35 years younger than the average age of the Directors they are running against (80 years). We do not believe that being "younger" or "older" means Directors are effective or not, but we do believe that every Board needs fresh perspectives and independent thinkers. We are looking to replace two individuals with long ties to MFIN, including the father-in-law of Andrew Murstein (the COO and President of MFIN) who has been on the Board for 28 years.

2. **The Board needs directors with *current* experience in consumer lending, capital markets, banking, business/business-line start-ups, credit analysis, risk management and asset-backed securitization.**
   Our nominees have spent most of their careers in these areas. Our nominees have directly experienced the changes in financial services and lending and believe that the pace of change will only accelerate. Consumer lending in 2024, requires an understanding of every facet of consumer finance and thinking through the various options that give balance-sheet lenders maximum flexibility including capital allocation, loan sales, debt funding, fee income, and credit risk/interest rate risk management. The current, independent Board members are accomplished in their respective careers and have professional experience in law, commercial banking, real estate, venture capital, and business development. While this experience is useful, our nominees bring a *current* view of consumer lending, risk management and loss mitigation that is notably absent from the experience of the current directors.

3. **MFIN needs to eliminate what we see as effective control of the Board by the Murstein family and enhance true Board independence.**
   3 of 8 current Board members are direct Murstein family members, with Andrew Murstein's father the CEO and Chairman of the Board. We do not believe this is either public company best practices or a structure that is desirable to institutional shareholders, which limits interest and liquidity in the stock. The current Board members have experience in governance, which is why their treatment of Mr. Murstein is so perplexing. They should know the importance of independence and to whom they owe a fiduciary duty and yet we believe their actions show the complete opposite. Had an employee or executive done what Mr. Murstein is alleged to have done at any other company at which they worked or served on the board, we believe that their response would have been different.

4. **The Board should select an outside, independent, and reputable firm to investigate the SEC allegations.**
   The focus would not be on the legality of Andrew Murstein's actions but rather compliance with the Company's internal controls, policies and procedures. The firm should be reputable, independent, and protected from any undue influence from non-independent Directors. The investigation should determine to what extent Andrew Murstein did or did not violate the Company's Code of Ethics and/or his fiduciary responsibility as a Board member. It should also determine to what extent the Board oversaw the valuation process for the Bank subsidiary from 2015 - 2018, mitigated the conflict of interest with Andrew Murstein leading that process, whether any quid pro quo arrangements were used as an enticement for a higher valuation, and the Board's evaluation of the valuation methodology and conclusion. If violations were found, we believe the Board should hold Andrew Murstein accountable to the fullest extent possible and utilize the Board's Compensation Recoupment authority for "detrimental conduct" based on the original March 21, 2019 policy. The 2023 Proxy disclosure on the Company's Compensation Recoupment (Clawback) Policy stated:

"The Company's Compensation Recoupment Policy seeks to promote a culture of risk mitigation, integrity and accountability. The Compensation Recoupment Policy authorizes the Compensation Committee to seek recoupment or clawback of cash and equity incentive compensation received by an executive officer in the event of a financial restatement or the executive officer's detrimental conduct."

5. **The Board should review and right-size Andrew Murstein's and the entire executive management teams' compensation structure to better align with stockholder interests.**

ZimCal's compensation comparisons were made against both MFIN's provided Compensation peer groups from their 2022 and 2023 DEF14A filings and top performing banks. MFIN's top executive compensation was compared to the equivalent person at each comparable company. MFIN's compensation peers included 21 companies in a variety of industries, most not comparable to MFIN's consumer lending focus or subject to FDIC0 regulation. We believe that FDIC-insured institutions provide the best comparison to MFIN since the regulatory restrictions govern both the way it runs its business, its capital levels and dividend choices. Therefore, compensation for MFIN was also compared to top performing $50BN - $100BN asset banks with the highest (best) leverage ratios, best quality loans and highest ROAs (leverage ratio>9.50%, ROA>0.75%, and Charge-offs (net) <0.50%) – this included Webster Financial and First Horizon, with Synchrony Financial included because of its industrial bank and consumer focus. MFIN was also compared to 3 of the top 10 performing $2BN - $5BN asset public FDIC-insured banks (leverage ratio >13%, ROA>1% and Charge-offs(net) <0.10%) – this included RBB Bancorp, Parke Bancorp and Baycom Bancorp. FYE22 was the most recent compensation data provided by ALL comparable companies. Compared to compensation peers, Andrew Murstein was the 2nd highest paid in cash compensation and the highest paid relative to the last 5 years cumulative earnings. MFIN ranked very poorly on several metrics when compared to compensation peers alone at FYE22. MFIN ranked even worse against top performing large banks and top performing small banks. In what can only be attributed to a Board that works for management, rather than its shareholder, here are some examples of how Mr. Murstein's compensation is egregious in both absolute and relative terms:

- o In the 5 years 2018 to 2022, MFIN cumulative net profits to shareholders were $21.5 while Mr. Murstein was paid $18.3 million[i].
- o Even when the Company lost $39.9 million in 2018 (its largest loss ever), MFIN's CEO and President received $291,000 in perquisites to cover personal items including country club memberships, company drivers, social club memberships, car leases, car maintenance and other benefits[ii]. Mr. Murstein also received a $1.4 million bonus that year.
- o Over the last 10 years, Mr. Murstein has averaged an 84% cash pay/non-cash contingent pay ratio[iii]. We believe that a high cash compensation ratio to non-cash (or contingent) compensation does not align management with long-term shareholder performance. In the case of Mr. Murstein, his cash compensation was $24.9 million from 2014 to 2022 while his entire ownership stake in MFIN declined $5.9 million in value in the 10 years from 04/17/14 to 04/24/23. As it relates to MFIN, Mr. Mursteins cash pay drove all his wealth increase over the last 10 years, not his stock awards or stock appreciation.
- o Mr. Murstein is paid more in cash (non-contingent) pay than CEOs of top performing banks that are 30x larger than MFIN by asset size, have a better CORE ROAA, have quarterly charge-offs 12x less than MFIN's, manage several thousand employees and have valuation multiples higher than MFIN (see Figure 1 below).
- o Compared to the best performing, public, FDIC-insured banks between $2BN and $5BN in assets, Mr. Murstein's cash compensation at FYE22 was more than 3 times higher than the average (Figure 1).
- o Compared to the 21, MFIN identified compensation peers MFIN ranked poorly, including: market cap (MFIN was 5th smallest); Leverage Ratio (8th worst); Compensation/Total Operating Expenses (2nd highest paid/worst); and Cumulative Compensation/Total Net Profit (last 5 years) (highest paid/worst)[iv].

Comparison of MFIN compensation vs. Highly Capitalized Top Performing $50BN - $100BN Banks & $2BN - $5BN Peer Banks (FYE22 - most recent data for all comparable companies)

	Company	Cash Salary FYE22	2018-2022 Cum. Comp.	Cash Salary Rank FYE22	Assets	Employees	2018-2022 Net Income
Andrew Murstein, President & COO MFIN	Medallion Financial	$3.6 million	$18.3 million	2	$2.3 BN	158	$21 million
John R. Ciulla - Chairman and CEO	Webster Financial	$3.3 million	$23.1 million	3	$71.3 BN	>4000	$2,017 million
Brian D. Doubles - President and CEO	Synchrony Financial	$5.5 million	$36.2 million	1	$104.6 BN	>20000	$15,159 million
D. Bryan Jordan - Chairman, President & CEO	First Horizon	$3.0 million	$31.1 million	4	$79.0 BN	>7000	$3,730 million
David Richard Morris - President, CEO & CFO	RBB Bancorp	$1.1 million	$3.3 million	7	$3.9 BN	>350	$229 million
Vito S. Pantilione - President & CEO	Parke Bancorp	$1.9 million	$7.8 million	5	$2.0 BN	>100	$166 million
George J. Guarini - President, CEO & Director	Baycom Corp.	$1.3 million	$8.9 million	6	$2.5 BN	>350	$90 million

Source: S&P Capital IQ, DEF14A
Figure 1: Andrew Murstein, MFIN's President, was paid more in cash compensation than the highest paid executive of every comparison bank except **Synchrony Financial's President, who was paid $5.5 million** in cash comp in 2022 and **$36 million in cumulative total comp.** (cash and stock) from 2018-2022 **after generating $15 billion in cumulative profits** from 2018-2022. Mr. Murstein was paid $3.6 million in cash comp in 2022 and $18.3 million in cumulative total comp. from 2018-2022 after generating only $21 million in profits from 2018-2022. Mr. Murstein was paid half the compensation for 0.14% of Synchrony's cumulative profits. Synchrony has not disclosed FYE23 compensation data yet. Compared to banks that are significantly larger/more complex, and banks that are similar in size but more consistently profitable, Mr. Murstein was paid substantially more in cash compensation, total compensation and cumulative 5-year compensation (relative to profits and returns) than all of them. Synchrony Financial was included as a comparison because it is a large, consumer-focused FDIC-insured industrial bank.

Cum. President's Cash Compensation (2018-2022) as % Cum. Net Income (2018-2022) [Versus Compensation Peers]



80%
70%
60%
50%
40%
30%
20%
10%
0%
MFIN - 69%. Every $1 to stockholders, $0.69 to Mr. Murstein
Avg. - 6%. Every $1 to stockholders, $0.06 to CEO/President
MFIN
CNOB
EZPW
WRLD
CPSS
RM
WLFC
PRAA
ECPG
MGRC
ATLC
ENVA
CURO.Q
MCB
FINW
TBBK
AROW
OPRT

Source: S&P Capital IQ, DEF14A
Figure 2: Shows the **cumulative CASH compensation paid to Andrew Murstein** from 2018 - 2022 as a percentage of the cumulative reported net profits to stockholders versus compensation peers. He received $0.69 in cash pay for every $1.00 in profit to stockholders. It is clear that Mr. Murstein has been paid **FAR** more relative to the amount of profit he has generated. Compensation peers excluded 3 companies that had negative cumulative net income.

6. **The Board should take its risk management oversight role seriously by demanding full transparency and detailed reporting on the performance of the consumer loan portfolio, particularly the subprime Recreation portfolio. Had this been done 10 years ago, the taxi medallion losses might have been contained.**
In prior communication with the Board and management, ZimCal outlined what the Board could do to better monitor performance. This would allow the Board to hold management accountable and proactively work to mitigate risk and loss. ZimCal has repeatedly asked the Board and management to adopt an approach to consumer credit management that mirrors the servicing data provided in a consumer asset-backed securitization and get timely (monthly) updates on performance. Metrics to monitor could include: loan-to-value or loan-to-cost, loss given default; performance stratified by vintage, credit strength, collateral type, and geography; prepayment rates; default migration (30 to 60 to 90); and collateral valuation trends, to name a few. This would require control over granular servicing data and robust software to be able to automate the process and reduce

errors. Recreation sub-prime loans were 38% of total Recreation loans or ~$508 million at FYE23. Like most collateral types, Recreational Vehicles (and likely every Recreation collateral type) which made up 54% of Recreation Loans at FY23, saw a spike in valuations in 2021 and 2022 and retail and wholesale prices have materially [v]declined. This needs to be tracked and used to better mitigate loss or could spur the Company to consider alternative ways to risk-transfer or risk-mitigate.

Step 2 – Resolve the SEC Complaint.

Remove the biggest obstacle to regaining credibility with investors and give shareholders the ability to quantify the financial impact of the lawsuit on their investment.

The SEC complaint is not a "witch hunt" and it is serious. MFIN and its management appear to have acknowledged no mistakes or accepted any responsibility. The actions that led to the SEC action may have occurred some time ago, and while the 2 external individuals referenced in the SEC complaint are gone, the individual that directed them (Mr. Andrew Murstein) and 2 other interested/non-independent Directors at the time, are still with Company.

1. **Unless the SEC complaint is resolved with appropriate accountability, investors will remain skeptical.**
   Institutional and retail investors have choices of where to invest. And in the case of institutional investors, must justify their investment choices. With MFIN under an SEC investigation and given the nature of the allegations which, if true, reflect incompetence and a lack of integrity at best, demand for MFIN equity or debt is severely limited. Investors cannot trust the Board, due to their inaction, and they cannot trust management. Since so much of MFIN's loan portfolio valuations (and other Level 3 assets) are highly subjective and dependent on the honest assessment of management about future performance, the breakdown in trust has meaningful consequences. Given the nature of MFIN's consumer lending focus, which tends to be more cyclical and riskier than commercial or corporate lending, skepticism is already high as consumer borrowers face higher for longer rates and a potential weakening of the labor market. During the best of times, interest in consumer lenders would be low, during uncertain times (with an SEC lawsuit overhang), interest in MFIN equity or debt could evaporate.

2. **Mr. Murstein's actions are what led to the lawsuit and yet his and MFIN's defense are being paid for by shareholders.**
   The expenses of defending MFIN and Andrew Murstein have been significant. We estimated legal fees totaled $7 million using estimates of normalized professional fees before the SEC lawsuit[vi]. Beginning over 7 months ago, ZimCal asked MFIN repeatedly for details on the cost of the suit and the extent of Directors and Officers ("D&O") insurance coverage and was denied. Since the SEC is looking to permanently ban Andrew Murstein from holding an executive or director role at a public company, he has every incentive to fight the lawsuit, ironically by using money that would go to shareholders. The Board could have elected not to fight and instead settled but chose not to. Or, as stated above, the Board could have elected to have an independent party investigate the merits of the SEC lawsuit and then decided on a course of action but also chose not to.

3. **SEC lawsuit resolution will allow MFIN shareholders and investors to definitively quantify and account for any monetary damages as a result of a settlement rather than the current uncertainty.**
   The SEC is seeking a judgment ordering the MFIN and Andrew Murstein to "disgorge any ill-gotten gains they received and to pay prejudgment interest thereon…[and] to pay civil money penalties." What this might eventually mean if the SEC were to prevail is difficult to determine and creates uncertainty. Uncertainty results in lowered demand and a larger risk premium, both of which negatively impact the value of MFIN stock.

4. **The SEC lawsuit is a massive internal distraction and without resolution, MFIN cannot perform at the highest level.**
   This statement is self-evident and prevents MFIN from "Step 5: Go on offense".

Step 3 – Improve the Management Team.

Bring in a professional, slimmed down management team that has credibility with investors and can guide the company to long-term success.

Strong companies recognize that as circumstances change, so should the skill set of their leadership teams. An entrenched leadership team can stifle new ideas and creativity and the absence of a dynamic Board, magnifies the impact. Credibility and trust are also vital to have and difficult to regain if lost. Since balance-sheet lenders have considerable valuation discretion with their loan book, this credibility is even more important.

1. **A lack of trust by investors in MFIN's leadership will cap MFIN's stock valuation and will not maximize returns to shareholders and stakeholders over the long-term.**
   We believe that institutional and retail investors' trust in management has been permanently damaged. This will put a cap on stock valuations and could result in exorbitant and punitive costs for debt or equity capital if MFIN finds itself forced to raise funding in the near-term or long-term. For example, investors in MFIN's 2023 debt raises required stricter financial covenants to provide them with additional protection (including minimum tangible net worth)[vii]. These covenants were absent from existing indebtedness. We believe that the lack of institutional interest will also relegate MFIN to microcap status (<$250 million) for the foreseeable future. An inability to raise well-priced funding may also severely hinder MFIN's ability to take advantage of opportunities to acquire or expand. A professional management team needs to be brought in to restore the trust of the investment community.

2. **The Board should review and right-size the entire executive management teams' size and compensation structure to better align with peer companies and stockholder interests.**
   MFIN must reduce the size of the executive team to reflect both the lack of complexity of its operations and its small balance sheet. MFIN is almost entirely an indirect consumer with borrowers dealing with intermediaries rather than directly with MFIN. Unlike most lenders, MFIN (and its bank subsidiary) does not have a branch network or customer facing employees in a traditional banking sense. Rather, the bulk of its employees are operationally focused while servicing and collections are mostly outsourced. The current executive team consists of 1 CEO, 3 Presidents, and 2 CFOs. The top 5 paid executives received $11.4 million in cash compensation at FYE23 or 30% of TOTAL personnel expenses for the entire organization (excluding stock-based expenses and compensation)[viii]. In ZimCal's 14-year bank investing experience, we have never seen a cost structure this top heavy and for what is almost entirely an indirect-lending operation. There is also a reliance on cash pay, rather than contingent or equity-linked pay which we believe is unaligned with stockholder interests. The Board should streamline the executive team and ensure its compensation structure is tied to core performance, is not excessive relative to peer companies and is correlated with long-term shareholder earnings and stock performance. Short-sighted decisions, like growing the balance sheet during times of exuberance and over-valued assets, that might be profitable in the short-term but could lead to credit issues later, should be scrutinized and correctly dis-incentivized.

3. **MFIN's leadership made some catastrophically bad decisions in the last crises and the Company needs a leader who will be able to lead through the next crisis. The cyclical nature of consumer lending means that there is likely to be one in the future.**
   The touting and fraud allegations in the SEC lawsuit are the most obvious concern for investors about Mr. Murstein's behavior, but there are other equally important red flags about current management's decision-making. The most glaring is Mr. Murstein's business decision-making both before and during the Taxi Medallion implosion. The Company was clearly reactive and in denial, rather than proactive and strategic. This behavior could very easily be repeated when faced with another crisis. The dismissal of ZimCal's credit quality warnings based on 2Q23 data, well before consumer loan charge-offs exceeded their cyclical peak at FYE23, is what gives us great concerns about management (and the Board's) decision-making. MFIN makes a consistent and incomplete claim that it intentionally and strategically shifted away from Taxi Medallion financing to consumer lending. The Taxi Medallion pricing plunge (Medallion prices in NYC went from a peak in 2013 and early 2014 of over $1 million per medallion to ~$700,000 at FYE15 to under $500,000 at FYE16) did not result in a "strategic

shift". Rather the Company, in its public disclosures, spoke optimistically about the Taxi Medallion category even through FYE16. The Taxi Medallion loan portfolio grew to its year-end peak of $678 million at FYE14, and only declined 13% over the next two years as industrywide taxi medallion financing shut down and delinquencies exploded. The Company could have de-risked by allowing loans to refinance (it claimed ~40% of loans refinanced each year in its FYE16 10K) or selling loans at a modest loss. The Company could have also introduced covenants that would lead to an event of default if collateral values plunged or if debt service was insufficient. Rates could also have been raised to compensate for the extra risk (instead Taxi Medallion portfolio rates were 3.93%, 3.96% and 3.88% at FYE14, FYE15 and FYE16 respectively)[ix]. The "strategic shift" to consumer lending was a decision forced on the Company to make up for its Taxi Medallion loan implosion and earnings hit, rather than a thoughtful plan to strategically change its focus. Despite the 100% increase in taxi medallion prices in only 6 years (signs of a bubble) and the obvious threats from rideshare and taxi-alternatives, Mr. Murstein's decades of experience apparently did not allow him to see the very clear threats to taxi medallion lending/pricing.

4. **Reinforcing the need for management change, we believe that a leader driven by emotion rather than facts could exacerbate a future crisis and is a liability.**
   Again, the only evidence for how management might act in a future crisis is from how they reacted in a past crisis. This emotional response and disregard for the data was evident during the Medallion portfolio implosion. When short-sellers targeted MFIN, Mr. Murstein blamed them[x] for the stock decline and seemed surprised by the taxi medallion upheaval despite the clear, declining industry trends. Instead, he should have listened to his critics (even the self-serving ones) and perhaps MFIN could have avoided or materially reduced the $270 million in subsequent net charge-offs and its stock price plunge. In MFIN's public response to the SEC complaint, they stated "… short sellers were engaged in an online campaign to drive down the Company's stock price for their personal profit by spreading misleading and disparaging information and misrepresenting its business." This may well be true, however, as early as December 2014, approximately 2 years before the MFIN started taking huge write-downs on its loan portfolio, one short seller almost exactly predicted what would happen to MFIN and other Taxi Medallion lenders. Based in part on their analysis of ride-share and its impact on the taxi medallion business, HVM Capital stated, "Over time, Medallion Financial will have to start raising its LTV ratio, writing down assets and cutting the dividend, and this process will accelerate into operating earnings declines and massive write-downs."[xi] And yet, as stated above, MFIN spoke enthusiastically about its Medallion portfolio all through 2016. MFIN has not responded in a comprehensive way to any of the business, operational or credit issues ZimCal outlined in its 28-page analysis sent to the Board in October 2023 or during this proxy contest. We believe that this is a continuation of MFIN's past approach which tries to distract, deflect and undermine its critics, even ZimCal which is one of its largest investors, rather than honestly self-reflect. This will not result in decisions that will benefit stockholders.

5. **The SEC complaint revealed disturbing insights into Andrew Murstein's sense of fiduciary responsibility as a Board member.**
   The legality of Andrew Murstein's actions clearly matter, but just as important is what it reveals about how he views his fiduciary duty as a Board member. Andrew Murstein had been a leader in a public company for almost 20 years prior to the period under SEC investigation and we believe he should have certainly known (or sought internal or external legal advice) that his actions could have major implications for both himself and more importantly, MFIN shareholders.

Step 4 – Cut Expenses.

Reduce unnecessary expenses to increase profits to shareholders and to be better prepared for a possible economic slowdown and/or lower consumer demand.

Operating expense controls will matter more than ever going forward. Brokered CDs fund the bulk of MFIN's Bank operations and thus far have helped profits as CD rates have reset higher far slower than the rapid increase in short-term rates. Even though MFIN's net interest margin ("NIM") declined, the brokered CD reliance slowed the rate of decline substantially, even though MFIN struggled to pass on interest rate increases to borrowers (Figure 3). But as short-term rates are set to decline over the next 12-24 months this will work against MFIN, as rates will reset lower at a slower pace, and NIM will continue to be pressured. MFIN needs to ignore the last 3 years of unprecedented fiscal stimulus and consumer strength; those days are over and we believe were an anomaly. MFIN must recognize that efficient operations are critical.

Quarterly yield on earning assets and cost of funds



Source: S&P Capital IQ, MFIN 10K/Qs
Figure 3: MFIN's gross yield on its earning assets (mostly loans) has remained relatively flat despite large rate increases in the economy since FYE21. A flat yield and increasing interest expense will cause profits to decline.

1. **Reduce executive compensation to appropriate levels by matching the size of the executive team to the complexity of the Company (Step 2 above).**
   We estimate that with an executive team that reflects the size and complexity of the Bank, executive compensation could have been reduced by approximately $19 million before taxes from 2020 to 2022 or an average of $6.3 million/annum[xii]. This would have boosted diluted EPS by an estimated $1.14 or 44% over that period (Figure 4 below). Due to the cyclical nature of consumer lending, and ZimCal's belief that zero percent interest rates were anomalous and will not return, we believe that the Company should build its capital cushion in the near-term and thus reward shareholders, rather than use the opportunity to enrich themselves. Even when the Company lost $39.9 million in 2018 (its largest loss ever), MFIN's CEO and President received $291,000 in perquisites to cover personal items including country club memberships, company drivers, social club memberships, car leases, car maintenance and other benefits[xiii]. Mr. Murstein also received a $1.4 million bonus that year. This suggests a level of tone-deafness that is concerning.

2. **An SEC settlement by MFIN would have reduced substantial past SEC litigation expenses and could reduce substantial future expenses.**
   ZimCal estimated that SEC legal fees totaled $7 million. The Company has D&O insurance, but despite repeated requests, ZimCal has not received any information on ongoing out of pocket expense or coverage and limits on the D&O policy. Avoiding prior SEC expenses would have boosted EPS by an estimated $0.22 in 2022 (Figure 4). Future impacts are uncertain without disclosures from the Company.

3. **Eliminate or severely reduce the Manhattan lease and footprint.**
   MFIN no longer has any material business interests in New York City. The Manhattan lease for the Holding Company's headquarters costs MFIN $1.8 million per year. The Holding Company employed 33 people at FYE23, not all of whom work at the Manhattan location. The Bank, which generates 94% of consolidated revenues, has a Utah lease that costs ~$550,000 per year. The Bank employs 128 people or 76% of all employees, most of whom work at the Utah location. Eliminating this lease (ignoring termination fees) would have boosted EPS by $0.04 in 2023 (Figure 4).

4. **Focus on personnel cost efficiencies with a plan to control and limit collection and servicing costs.**

Great firms are always determining ways to cut expenses, while also rewarding exceptional employees. MFIN should do the same and like other top performing public companies (even those that are highly profitable), MFIN should ensure it is lean without compromising its ability to grow in the future. This initiative would be enhanced by technological investments as outlined below in Step 5. Metrics like efficiency ratios are adequate to show productivity trends over time but for a unique platform like MFIN, are difficult to compare to other lenders. The majority of prime-focused lenders do not staff or prepare for mass delinquencies, special asset management and material collection costs. Therefore, they often are not productive during times of distress, with lower recoveries and higher expenses. We believe that as the economy and new rate regime become more entrenched, defaults will increase and special servicing and collection skills must become a core competency for any lender aspiring to be exceptional. Collection costs in 2023 were $6 million while servicing costs were $9.5 million. Servicing for the entire consumer loan portfolio (~95% of total gross loans) is currently outsourced entirely to Systems and Services Technologies Inc. ("SST") at an estimated cost of $91/loan per annum[xiv]. Collection costs seem unusually high given the levels of non-performing loans and charge-offs ($49.5 million in consumer net charge-offs and $26 million in NPLs at FYE23). Greater internal control over collections and servicing would allow greater cost savings.

Earnings and EPS (pro forma) impact on historical and projected financials

	Annual Actual 12/31/21	Annual Actual 12/31/22	Annual Actual 12/31/23	Annual ZimCal Proj. 12/31/24
Net Income to Medallion Financial	54,108	43,840	55,079	20,999
Total Adjustments to Eliminate Taxi Medallion Impact	(2,078)	(8,156)	(21,714)	(1,368)
Core Net Income to Medallion Financial (Ex. Taxi Medallion impact)	52,030	35,684	33,365	19,631
Expense Adjustments				
Total Executive Compensation Adjustments	7,093	7,728	10,634	6,800
Professional Fee Reduction	311	7,054	886	1,000
Lease Expense Reduction	1,300	1,300	1,300	1,300
Personnel Efficiencies (Ex. C-Suite)	1,125	1,070	1,246	1,509
Total Operating Cost Savings (Before Taxes)	9,829	17,153	14,066	10,609
Total Operating Cost Savings (After Taxes)	6,921	12,611	9,993	7,957
Unadjusted EPS	$2.17	$1.83	$2.37	$0.90
Core Proforma EPS (ex. Taxi Medallion impact)	$2.09	$1.49	$1.44	$0.84
Core Proforma EPS (with expense reductions)	$2.36	$2.02	$1.87	$1.19
Increase in Core EPS from expense reductions	13%	35%	30%	41%

Source: S&P Capital IQ, MFIN 10K/Qs
Figure 4: FYE24 projections are based on internal ZimCal projections not consensus or analyst projections. ZimCal's projections incorporate continued elevated charge-offs and delinquencies through 2024. Expense reductions would have resulted in significantly higher core Net Income/EPS.

Step 5 – Go on Offense.

Get rid of distractions, focus on the core consumer lending business and invest in technology so that MFIN can better compete in an ultra-competitive consumer lending environment.
We believe that an FDIC-insured funding base and indirect lending strategy is an excellent foundational platform but it cannot be taken for granted. Consumer lending is a large, fragmented and competitive industry. Unless consumer lenders take on risker borrower, they are rate and structure "takers". They have very little ability to deviate from market terms. To be successful, lenders must compete primarily based on operating efficiency, reduced delinquencies and lower losses given default. Technology and data are foundational to that approach. More creative, well-capitalized lending platforms provide a huge array of options for dealers and contractors to finance their customers and most see data and analytics as central to their strategy.

1. **Invest in technology to boost productivity, analyze underwriting methodologies and loss mitigation which will allow the Company to iterate and improve.**
   ZimCal believes that in order to remain competitive in consumer finance, companies will need a full-time Chief Technology officer or equivalent who can lead the investment into technology, elevate its importance and make it a core pillar of the business. MFIN must invest meaningfully in technological improvements to boost productivity. This will result in greater improvements 1 to 5 years out. This could take the form of faster underwriting decisions, more creative underwriting criteria, broader loan distribution platforms, easier entry into collateral adjacent lending niches, earlier potential loss identification, greater employee productivity, automated trend analysis and predictors, to name just a few applications. Data-driven, iterative underwriting based on rapidly changing market conditions, for example, would allow the Company to increase or reduce exposure quickly. The Company might then be able to better lend in the subprime category but with stronger underwriting and appropriate risk-pricing, which are critical in such a volatile lending category. The rapid technological changes of incumbents and new entrants into the consumer finance space will also have a meaningful impact on spread income. Nimble lending competitors that rely on high volume and lowered transaction and servicing costs will put an effective "cap" on loan yields and could push other lenders searching for yield and originations to loosen standards or push further down the credit spectrum. Yield spreads (the difference between the Company's yields and the equivalent risk-free yield) have declined substantially since 2021 which indicates that MFIN is already getting paid less for the risk it is taking (Figure 5).

   Yield-Spread of Recreation and Home Improvement loans (relative to the risk-free rate)



   Source: Federal Reserve Bank NY, S&P Capital IQ, MFIN 10K/Qs
   Figure 5: MFIN stated that the weighted average life of its loans was ~ 3 years, so its loan yields should be compared to the 3YR treasury rate. The 3YR treasury yield increased 304bps in 2 years while MFIN's blended yields only increased 50bps in the same period (at 4Q23 over 4Q21). MFIN is getting paid less for the risk it is taking which is clear in lowered ROA and ROE.

   Improvements in machine learning and associated predictive algorithms could be incorporated far more cheaply than ever before. Without an incumbent servicing platform or technology, the Company has tremendous flexibility to invest in a robust system that could boost productivity and performance substantially.

2. **Develop a servicing platform to capture real-time customer data and get better servicing outcomes rather than outsourcing consumer loan servicing and collections, as is currently done.**
   In conjunction with technological investments, ZimCal believes that this is the best way to reduce delinquencies and charge-offs/loss severity, which are the biggest risks a lender faces. Currently, the Company outsources all its consumer loan servicing to SST and paid $9.5 million in 2023. Most of these loans are performing and require minimal monitoring or human input. External collections activity on loans cost MFIN $6 million in 2023 (although it is unclear how many Medallion loans this involves). Developing internal servicing capabilities, ZimCal believes is critical as a core competency and a way for MFIN to control costs, data and outcomes. Control over the customer experience will undoubtedly reduce delinquencies and minimize losses. A 0.50% improvement in net recoveries, for example, or a 20% decrease in non-performing loans would have a material impact on

earnings. An internal servicing platform could allow scaling beyond MFIN's balance sheets and result in fee generating opportunities. It could allow an easier expansion into adjacent consumer lending verticals that leveraged MFIN's core competencies. A servicing platform could be a fee generator for sold or securitized loan products or for other balance-sheet lenders. Granular data control will also allow robust and complete reporting on riskier loan segments that will give investors confidence that MFIN is in front of or mitigating any potential credit issues.

3. **Improve internal and external disclosures to enhance investor confidence and support for future initiatives.**
ZimCal has repeatedly offered the Company suggestions for both the data it collects and discloses to investors and the Board. We believe that lenders should be fully transparent about key (primarily credit) metrics and there is absolutely no competitive advantage that is lost as a result. Internally, it allows the Board to quickly understand key risks and hold management accountable and externally, externally, it gives investors greater confidence that risks are being managed effectively. We only have MFIN's prior crisis response to gauge a future crisis response and the Company's approach to the Taxi Medallion implosion is a persistent red flag. A Board and management team that celebrated its "solid credit performance" and "taxi medallion lending['s] virtually zero losses" could not predict a catastrophic spike in delinquencies and charge-offs only 7 months (May 2016) before they occurred (21% Taxi Medallion NPLs and $31 million charged-off at FYE16) is unacceptable and undermines investor confidence[xv]. This is what concise and complete disclosures can avoid. Credit disclosure/tracking suggestions provided to the Company in depth by ZimCal included: i. stratification of loan performance by quarterly vintage, collateral type, prime/non-prime; ii. Disclosures of loan-to-value or loan-to-cost; iii. Loss-given-default trends; iv. Prepayment and WAL by prime/non-prime; and v. Recreation vehicle wholesale and retail price trends. Other disclosure suggestions provided to the Company included: i. Quarterly holding company financials (since all debt is serviced by MFIN's holding company not its bank subsidiary); ii. Avoid "partial" and misleading disclosures (e.g. the Taxi Medallion impact on EPS was noted, but ROAE, ROAA and "record" earnings were touted without the adjustment); iii. Non-recurring but material expenses (e.g. SEC legal fees); and, iv. Transparency on equity investment marks in the Commercial Lending segment.

4. **Reduce subprime originations in the near-term until consumer health trends are clearer.**
MFIN should be disciplined, and not be afraid to shrink its balance sheet, while watching the direction of economy. FDIC and securitization data on consumer loans, auto loans and credit cards, shows a rapid spike in delinquencies and charge-offs[xvi] that could accelerate. This mirrors the Company's own performance. The Company can be more selective and not feel compelled to replace paid-off loans. MFIN should resist the temptation to search for higher yields by taking on excessive risk and thus be in a strong position to lean into the market when the opportunity is right. The opportunity cost is minimal and short-term, compared to the damage that could be done if subprime struggles. If MFIN can avoid sub-prime credit issues in the near-term, it will then be positioned to compete aggressively in the space in the future.

FDIC QBR FYE23 - Consumer Loan Delinquencies



Source: FDIC
Figure 6: This represents $2.1 trillion in bank-held consumer loans. While not directly comparable to Recreation and Home Improvement loans, the trends are very similar to those in MFIN's portfolio. While FICOs are not disclosed by the FDIC, historically, commercial banks have had the most stringent underwriting standards with little sub-prime exposure.

5. **Reduce distracting, less profitable business lines that do not leverage the Company's core competencies in the consumer lending business.**

Consumer lending is a competitive and difficult business and requires management's full attention. MFIN has reduced its non-core business lines gradually over time but in the past, management and the Board decided to invest in: a NASCAR team; a professional Lacrosse team; a fine art business; a taxi advertising business; a sport media company; and a consulting firm, to name just a few. These are needless distractions and undermine management's credibility with investors (and the Board that enabled them). MFIN currently has a Commercial Lending segment that represented 5.5% of total consumer loans at FYE23 and averaged 5.4% over the last 3 years. However, the operating expenses of that segment have averaged 9% of the operating expenses of the consumer lending business. The returns (ROE/ROE) on the segment have been very volatile with "gains on equity investments" (by definition an unpredictable revenue source) materially impacting returns. MFIN also continues to carry taxi medallions on its balance sheet with 333 New York City taxi medallions and 206 Chicago taxi medallions at FYE23[xvii]. This exposure needs to go away.

6. **Have the Holding Company be a source of strength rather than a source of weakness to the Bank and allow MFIN to take advantage of future opportunities.**

The Company's Holding Company and bank subsidiary structure pose unique risks to investors. In the event of distress at the bank, the FDIC and Utah DFI have considerable discretion to protect depositors including stopping dividends or requiring an equity infusion. The former could result in a default and the latter could massively dilute stockholders at the worst possible time. That is why it is critical that MFIN reduces these risks. Growth is currently limited by retained earnings with little capacity/desire for a debt raise or dilutive equity raise. MFIN's bank subsidiary's cushion above its 15% minimum leverage ratio is thin and could evaporate if NIM declines and credit losses increase. This will impact future business strategy decisions, including any expansion or acquisition decisions. Regulators would be far more supportive of a major strategic shift (given the right opportunity) if capital cushions were more substantial. MFIN should shore up its Holding Company balance sheet, reduce Holding Company operational expenses and reduce the levels of expensive debt that were raised to cover prior Holding Company operating losses. The bank subsidiary profits are propping up the Holding Company and instead should be used to support growth or increase tangible book value. Holding company operating expenses were $20.2 million at FYE23, and the Bank's operating expenses were $47.4 million which includes expenses paid to the Holding Company. Given that the Bank generates ~95% of total revenue, this expense discrepancy is incomprehensible and introduces a level of risk (and potential for default) that most holding company/bank subsidiary lenders avoid. Despite "record earnings" it also is baffling that holding company debt has *increased* at FYE23[xviii].

7. **Reduce reliance on spread income and focus on increasing fee income.**

This has been a persistent focus for all lenders for some time. MFIN relies almost entirely on "spread income" or net interest income, and particularly in the current rate and economic environment, this has been under pressure for lenders of all sizes and types. MFIN's net interest income has been under pressure and will remain so as the increase in its funding costs outpaces the yields on its earning assets. MFIN should think through ways to diversify away from spread income and increase fee income. This is not easy. The most obvious fee income generators for consumer lenders are through securitization or loan sales, particularly with servicing retained. These can also result in balance sheet optimization and risk shifting. These may not the right solution for MFIN or supported by regulators given MFINs capitalization, but the Company needs to develop a strategy that is forward thinking rather than stagnant.

8. **Pursue a new consumer lending line and recognize the limits/desirability of banking-as-a-service for Fintech loan originators.**

MFIN should pursue a new consumer lending line in earnest, using a different approach than the one taken on the Commercial business and Fintech relationships. New business lines must leverage the Company's consumer lending and origination knowledge so personnel do not have re-learn skills and can apply prior experiences. This expansion would need to be cautious and would require extensive research to make sure the market and collateral type were fully understood. If MFIN could develop multiple, niche consumer lending expertise in markets that could scale to a few hundred million, for example, this would reduce competition from large lenders and allow meaningful diversification away from Recreation and Home Improvement.

In conclusion, ZimCal sees its "5 Steps To Improvement" as an important step in the right direction and a framework for thinking through how MFIN can be better and how value can be created. This analysis will be updated as we continue to receive updated financial data from MFIN and include excellent feedback from existing stockholders.

Please visit www.restoretheshine.com for more information on our campaign and how to vote for our candidates.

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[i] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As.

[ii] Source: S&P Capital IQ, MFIN 10K/Qs, MFIN DEF14A. 2018 net income derived from 1Q18 financial statements under Investment Company accounting and 2Q18-4Q18 financial statements under Bank Holding Company accounting.

[iii] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As.

[iv] Source: S&P Capital IQ, MFIN and comparison companies' DEF14As. Most recent data for all companies was FYE22. This will be updated with FYE23 once available.

[v] Source: Blackbook.com

[vi] Source: S&P Capital IQ, MFIN 10K/Qs.

[vii] Source: MFIN 10K/Qs. Review of covenants of $39MM 9.25% Senior Note due 2028 dtd 09/29/23.

[viii] Source: S&P Capital IQ, MFIN DEF14A.

[ix] Source: S&P Capital IQ, MFIN 10K/Qs.

[x] Source original SEC filing, MFIN 10K, MFIN response to SEC filing. https://www.sec.gov/litigation/litreleases/lr-25297#:~:text=The%20SEC's%20complaint%20charges%20Murstein,false%20statements%20to%20Medallion's%20auditor

[xi] "The Downside for Medallion Financial Only Just Beginning." James Hickman, HVM Capital December 18th, 2014. https://www.prnewswire.com/news-releases/ride-sharing-to-seriously-impact-taxi-medallion-lenders-new-investment-report-concludes-300011939.html

[xii] Source: S&P Capital IQ, MFIN 10K/Qs, DEF14A.

[xiii] Source: S&P Capital IQ, MFIN 10K/Qs, MFIN DEF14A. 2018 net income derived from 1Q18 financial statements under Investment Company accounting and 2Q18-4Q18 financial statements under Bank Holding Company accounting.

[xiv] Source: S&P Capital IQ, MFIN 10K/Qs, DEF14A.

[xv] Source: MFIN 2016 10K & 1Q16 10Q.

[xvi] Per FDIC FYE23 Quarterly Performance data.

[xvii] Source: S&P Capital IQ, MFIN 10K/Qs.

[xviii] Source: S&P Capital IQ, MFIN 10K/Qs. Holding company debt increased $18.5 million at FYE23.

Important Information

Stephen Hodges and his affiliates, ZimCal Asset Management, LLC, BIMIZCI Fund, LLC and Warnke Investments LLC (collectively, "ZimCal"), have nominated individuals to Medallion Financial Corp.'s board of directors and are soliciting votes for the election of their nominees, Stephen Hodges and Judd Deppisch, as members of the board of directors (the "Nominees"). ZimCal has sent a definitive proxy statement, WHITE proxy card and related proxy materials to stockholders of Medallion Financial Corp. seeking their support of the Nominees at Medallion Financial Corp.'s 2024 annual meeting of stockholders. **Stockholders are urged to read the definitive proxy statement and WHITE proxy card because they contain important information about the Nominees, Medallion Financial Corp. and related matters.** Stockholders may obtain a free copy of the definitive proxy statement and WHITE proxy card and other documents filed by ZimCal with the Securities and Exchange Commission ("SEC") at the SEC's web site at www.sec.gov or through links on www.restoretheshine.com. Stockholders may also direct a request to ZimCal's proxy solicitor, Saratoga, 520 8th Avenue, 14th Floor, New York, NY 10018 (stockholders can e-mail at info@saratogaproxy.com or call toll-free at (888) 368-0379).

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